Warshaw Burstein, LLP

575 Lexington Avenue

New York, NY 10022

(212) 984-7700

www.wbny.com

Brian C. Daughney
EMAIL: bdaughney@wbny.com
DIRECT DIAL: (212) 984-7797

May 31, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Joshua Gorsky

Re:	Nexalin Technology, Inc.

Amendment No. 6 to Registration Statement on Form S-1

File No. 333-261989

Ladies and Gentlemen:

We are submitting this letter on behalf of Nexalin Technology, Inc. (the “Company” or “Nexalin”) in connection with the filing of Amendment No.6 to the Company’s Form S-1 (Registration No. 333-261989) filed with the Commission on May 31, 2022 (the “Registration Statement”).

Amendment No. 6 to the Registration Statement is being filed solely to removed references to any underwriter’s warrants which have now been removed as compensation payable to the underwriters.. No changes to the financial statements, operations or any disclosures have been made from Amendment No. 5 previously filed. We have also removed the form of underwriters warrant as an exhibit.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 984-7797.

WARSHAW BURSTEIN, LLP

By:	/s/ Brian C. Daughney
Brian C. Daughney, Esq.

cc: Mark White, CEO